08045269

Locally focused. A world of possibilities.

TOMPKINS FINANCIAL

2007 CORPORATE REPORT



The change of our name this past year to Tompkins Financial Corporation was a significant process in that it required a critical evaluation of our products and services and, further, an examination of how we might best encompass all that we are into a name and, additionally, a meaningful tag line. At the outset, we understood that both our new name and the words that support our various subsidiaries must reflect everything that we offer now, and into the future.

Locally focused. A world of possibilities.

Our companies are community focused, with an emphasis on local decision making and strong community support. Because of our combined strengths, we offer more products and greater lending capabilities than most community based institutions. Locally focused. A world of possibilities – for our customers as well as for our company.

Tompkins Trust Company

The Bank of Castile

Mahopac National Bank

Tompkins Insurance Agencies

AM&M Financial Services

Tompkins Investment Services

SEC Mail Processing
Section

APR 04 2008

110

Financial Highlights

Dollar amounts in thousands except per share data	2007	2006	% Change
Total Assets	$2,359,459	$2,210,837	6.72 %
Net Income	$26,371	$27,767	(5.03)%
Diluted earnings per share	$2.70	$2.78	(2.88)%
Cash dividends per share	$1.24	$1.15	7.83 %

Year ended December 31

Selected Financial Data

Year ended December 31

Dollar amounts in thousands except per share data	2007	2006	2005	2004	2003
FINANCIAL STATEMENT HIGHLIGHTS					
Assets	$2,359,459	$2,210,837	$2,106,870	$1,970,295	$1,864,446
Deposits	1,720,826	1,709,420	1,683,010	1,560,873	1,411,125
Other borrowings	210,862	85,941	63,673	63,303	87,111
Shareholders' equity	197,195	189,620	181,221	171,002	158,970
Interest and dividend income	132,441	121,041	106,707	94,673	90,995
Interest expense	58,412	48,184	31,686	23,327	23,493
Net interest income	74,029	72,857	75,021	71,346	67,502
Provision for loan and lease losses	1,529	1,424	2,659	2,860	2,497
Net securities gains (losses)	384	15	(1,526)	98	43
Net income	26,371	27,767	27,685	25,615	24,205
PER SHARE INFORMATION					
Basic earnings per share	$2.72	$2.82	$2.81	$2.60	$2.46
Diluted earnings per share	2.70	2.78	2.77	2.56	2.42
Cash dividends per share	1.24	1.15	1.07	0.99	0.92
Book value per share	20.58	19.24	18.37	17.37	16.10
SELECTED RATIOS					
Return on average assets	1.16%	1.30%	1.36%	1.32%	1.37%
Return on average equity	13.99%	15.02%	15.82%	15.68%	15.90%
Shareholders' equity to average assets	8.32%	8.86%	8.89%	8.82%	8.98%
Dividend payout ratio	45.59%	40.78%	37.94%	38.11%	37.25%

OTHER SELECTED DATA

in whole numbers, unless otherwise noted					
Employees (average full-time equivalent)	662	658	587	578	546
Banking offices	39	37	34	34	33
Bank access centers (ATMs)	61	59	51	51	49
Trust and investment services assets under management, or custody (in thousands)	$2,345,575	$2,183,114	$1,534,557	$1,495,196	$1,389,879

Per share data has been retroactively adjusted to reflect a 10% stock dividend paid on May 15, 2006, and a 10% stock dividend paid on February 15, 2005.

Message to our Shareholders



James J. Byrnes, Chairman
and Stephen S. Romaine, President & Chief Executive Officer

In 2007, our core operating performance improved throughout the year. This was in contrast to many financial services companies, which reported significant write-downs and losses due in part to the "subprime" mortgage situation. As a responsible lender, the affiliates of Tompkins Financial Corporation did not participate in this type of lending. Our credit quality, earnings and capital have remained strong. We believe that our investors, customers and communities recognize the value of a company that focuses on long-term performance rather than short-term gain. Our mission is always to do what is right for the customer, the community, and our shareholders.

Our business strategy focuses on building strong relationships. As part of our planning process in 2007, we launched our new tag line designed to differentiate Tompkins Financial from our competitors: "Locally focused. A world of possibilities." We focus on the well being of our communities, delivering products and services with integrity and the best interest of our customers in mind. We also make decisions locally. The customer service professionals throughout our Company are experienced in bringing value to relationships by recognizing opportunities to introduce other financial services which make life easier for our customers. The integration of loan and deposit business with sophisticated financial planning, investments, and insurance creates a harmonious blend of services, designed to create a "world of possibilities" for our customers.

During our management transition this past year, business development continued to flourish in all areas of the Company. Noninterest bearing deposits typically represent good relationship business, and grew by more than 9% this past year. Our recent investments in new branch facilities helped contribute to this, as well as to growth in our loan portfolio, which was up more than 8%. AM&M, in its second year with our Company, and Tompkins Investment Services, had very good results, contributing an 18% increase in investment services revenue. Tompkins Insurance Agencies, aided by the acquisition of a significant agency in Ithaca, increased insurance commissions and fees by 17%. Fee income continues to be a significant focus for long term profitability.

Net interest income continues to represent our largest revenue source and remains under constant pressure from changes in the interest rate environment and growing competition. We undertook several initiatives to manage this revenue and realized an increase in net interest income over 2007 despite declining margins.

Recognizing that profit improvement was an absolute necessity in the face of the decline in net interest margins over the past several years, we embarked on a significant project to reduce expenses, reorganize our operating units and improve revenue. These efforts began early in the year, but had the most significant impact on the later half. As disclosed in our quarterly press releases, core operating performance improved significantly during the year. When net income is adjusted for non-recurring events, the real positive progress made in the long term core performance of our Company is evident:

Quarterly Net Income (in thousands)



$9,000
$8,000
$7,000
$6,000
$5,000
$4,000

Quarter	1/06	2/06	3/06	4/06	1/07	2/07	3/07	4/07
Reported	6,397	6,779	6,803	7,788	5,781	6,361	6,805	7,424
Adjusted	6,397	6,094	6,803	6,251	5,781	6,361	7,517	7,941

Many non-recurring events over the past several years have made variances in reported earnings confusing and, in some cases, mask the real positive progress made in the long term performance of our Company; for example, the Visa liability recognized in the fourth quarter of 2007, which is expected to be reversed in 2008, the sale of our credit card portfolio in 2006, and one-time charges for our reorganization, all make comparisons difficult. Detail on this past year's financial performance are available within this report and in our Form 10-K, and details on non-gaap disclosures can be found in our Form 8-K filed with our fourth quarter 2007 earnings press release filed on February 1, 2008.

Our reorganization was focused on two general themes. First and foremost, to be certain that our Company is operating as efficiently as possible, recognizing our industry's reduced net interest margins. Second, was to design an organization that was standardized in order to further improve upon the quality and consistency of service to our customers in all corners of our business, and to further improve upon access to all of our diversified services, regardless of a customer's point of contact with our Company. This continues to represent a significant opportunity for us and a real competitive advantage over many community based financial services companies.

This standardization also allows us to be better prepared for an acquisition when appropriate. While we will focus primarily on the opportunities within our current business and markets, which are not nearly exhausted, we believe that a pro-active review of new acquisition opportunities is essential. We believe that many well run companies in attractive markets may find themselves without a solution to the declining margins of our industry, by not having the time or resources to build the diversified products and services offered by Tompkins Financial. By the time this report is distributed, we should have closed on our recently announced acquisition of Sleepy Hollow Bancorp in Westchester County, which will add six new facilities to our Mahopac National Bank affiliate, expanding its presence and distribution in the Hudson Valley. This acquisition will allow all of the customers of Sleepy Hollow to retain the "locally focused" commitment to them and their community, along with having a new "world of possibilities" with access to several new products and services.

As we continue into 2008, we are optimistic about the momentum created this past year. We will focus on the success of our investment in Westchester County, and continue to differentiate our integrated financial services strategy, where our customers and communities have broad access from single points of contact.

We thank our shareholders for your continued support of Tompkins Financial Corporation and welcome your comments or questions at any time. We hope you will be able to attend our Annual Meeting on Monday, May 5, 2008 at 5:30 p.m. at the Country Club of Ithaca or at either of the shareholder information meetings we conduct in our affiliate markets. In Western New York, we will re-present management's review of our Company on Monday, May 12, 2008 at Terry Hills Restaurant, Batavia, NY and in the Hudson Valley on Wednesday, May 14, 2008 at Sinapi's Ceola Manor, Jefferson Valley, NY.

A special thank you to our employees; all of whom have been instrumental in the continued success of our Company.

James J. Byrnes
Chairman

Stephen S. Romaine
President & Chief Executive Officer

Tompkins Trust Company

Tompkins Trust Company experienced strong growth in 2007. Our loan portfolio grew significantly without sacrificing credit quality, and commercial and residential mortgage lending were very strong. This growth reflects the strength of our local economy and our experienced lending staff that understands the needs of our communities and customers.

As the leading bank in our region, we continued to focus on customer service. This personal attention, combined with the scope of our products and services, is what differentiates us from competitors.

Additionally, it is the result of responsible lending practices. For example, we do not offer subprime mortgages that could put our customers or our local economy at risk.

As the leading bank in our region, we continued to focus on customer service. This personal attention, combined with the scope of our products and services, is what differentiates us from competitors. A new service introduced last year truly underscores our focus on the customer. Remote Deposit, an online desktop check scanning and deposit system, is now in place at over 100 area businesses. Using Remote Deposit, Tompkins Trust Company customers can make deposits from the convenience of their



Gregory J. Hartz
President &
Chief Executive Officer



For Roger Dennis and his associates at Taughannock Aviation Corporation, Tompkins Trust Company is their number one wingman. Founded in 1980, TAC has grown to become the exclusive provider of general aviation at Ithaca Tompkins Regional Airport. The company continues to add aircraft, personnel, and services to better serve a growing client base. A new hangar, completed in February, was financed by Tompkins Trust Company and will help position TAC as one of New York's largest aircraft charter and management companies.

Tompkins Trust Company donated to the Cayuga Medical Center Foundation's Emergency Department and Intensive, Cardiac, and Critical Care Unit Capital Campaign. Part of a multi-year expansion project, the newly renovated and enlarged emergency department and ICU and ICCU were unveiled at the beginning of 2007 and became operational the first quarter of 2008.





Peter Schug, President of Cayuga Press, and his brother Barney, are their family's second generation to bank with Tompkins Trust Company. Their parents founded the printing company in 1977 and worked with the bank as the business grew. In 2007, the bank was instrumental in helping the Schugs build and equip a new facility in Cortland. Everyone at the new Cayuga Press, with its state-of-the-art technology, is excited about enhancing productivity and better serving customer needs. For Peter Schug, there's an added plus. His company brought 25 new jobs to the area.

fices, saving time and expense associated th daily trips to the bank. Our customers also opreciate the quick decisions and personal ervice they have come to expect from their ommunity bank.

ne opening of the Tompkins Financial Center in ayuga Heights in February of 2007 also greatly nhanced service and convenience. Here, at one cation, customers can consult with mortgage ankers, financial planners, insurance specialists, nd investment advisors.

Vith the 2006 launch of Tompkins INVEST, ompkins Trust Company expanded its ivestment services capabilities. New retail rokerage services and the addition of financial onsultants conveniently located in bank branch iffices make access for customers easier than ever before.

Consistent with the core values it has held or more than 170 years, the Bank continues o support the vitality of our community with outstanding financial services and continued charitable support for our area's not-for-profit organizations and institutions. In 2007, we were pleased to support over 170 of these organizations with contributions as well as position 85 officers in leadership roles in more than 250 organizations.



Colonial Veterinary Hospital is the oldest consecutive running business on North Triphammer Road. Family owned and financed by Tompkins Trust Company since it was founded in 1972, the hospital is currently operated by a second generation, who have since purchased a new building and undertaken major renovations. The owners, Drs. Ross and Hegarty-Ross, were delighted with the creative financial package put together by Tompkins Trust Company. They wanted to keep their financing in the community and the bank was able to meet all their needs.

The Bank of Castile

We believe strongly that our continued growth is a testament to the way The Bank of Castile and the other banks of Tompkins Financial Corporation do business. For example, we did not offer subprime or any other questionable mortgage plans that would put our customers at risk. We are responsible bankers, providing the best possible products and services to our customers through well-qualified employees who are invested in their communities.

We are responsible bankers, providing the best possible products and services to our customers through well-qualified employees who are invested in their communities.

Fiscal growth necessitated physical growth in 2007. We celebrated the 15th anniversary of our LeRoy office with expansion and renovation to enlarge banking facilities as well as incorporate Tompkins Insurance Agencies. Our integration of banking and insurance continues to be a successful formula for Western New York. Also celebrating a significant anniversary was our Retsof office. 25 years ago, the location was selected because of its proximity to the area's salt mine, and became our first branch outside of Wyoming County. Joseph Bucci, a longtime Bank of Castile Director, was instrumental in the development and continued success of this branch.



James W. Fulmer
Chairman, President &
Chief Executive Officer

In a field where cabbages once grew, there is now an industry of the future. The support and commitment of The Bank of Castile has made the dream of John Sawyer, CEO of Western New York Energy LLC, to build the first ethanol plant in the Northeast a reality. The facility, which began production in December, produces over 50 million gallons of ethanol annually. The production of this clean burning and renewable fuel in Western New York has been a boost to the local economy, including both Western New York corn growers as well as NY consumers who can now benefit from lower fuel prices.





Dan Mahany, President of Canfield & Tack Printers in Rochester, New York, believes that building for the future is easier when you partner with the right bank. The Bank of Castile delivered a very creative credit package that met the specific needs of the employee-owned printing company. In the business of making great impressions for others, Mahany is very happy with the impression the bank has made on everyone at Canfield & Tack.

The Bank of Castile and Tompkins Insurance Agencies were honored by SUNY Geneseo. We were presented with the Award for Philanthropic Leadership at the annual President's Donor Recognition Dinner in honor of our longtime support of higher education at Geneseo, including student scholarships, internships, and co-curricular activities such as the arts, lectures, athletics and faculty development. The bank's relationship with Geneseo was initiated many years ago by former President, Charles L. "Bud" VanArsdale, who understood the value that higher education brings to a region.

Our affiliation with Tompkins Financial Corporation continued to provide enhanced lending opportunities. Working with other lenders, we helped finance the first ethanol plant in New York State and in Perry, New York, we worked with a group of visionary people to finance the renovation of an empty downtown building. This modernized office space will attract new workers and add vitality to a struggling area.



Rehabilitation of older downtown buildings can be a sizeable and unaffordable investment for most landlords. Rick Hauser (left), Ali Yapicioglu (center) and Mike Keller (right), are managing members of Perry New York, LLC, a community-wide development corporation formed in response to this problem. This Perry, New York, business has found that when a community partners with a supportive, flexible and responsive financial institution like The Bank of Castile, substantial and often vacant structures can become a beneficial asset for the community.

Mahopac National Bank

Mahopac National Bank enjoyed strong growth in loans and core deposits in 2007, and credit quality remained excellent. Our commercial loan portfolio realized a significant increase. Fueling this growth is the quality of our bankers, who have the expertise to customize financial solutions and deliver them with the responsive personal service for which Mahopac National Bank is known. Additionally, the strength of our affiliation with Tompkins Financial Corporation allows us to provide increased lending resources.

Our commercial loan portfolio realized a significant increase. Fueling this growth is the quality of our bankers, who have the expertise to customize financial solutions and deliver them with the responsive personal service for which Mahopac National Bank is known.

Mahopac National Bank also increased core deposits, which grew in part due to the 2006 openings of the Southeast and Wappingers Falls branches and the introduction of the innovative and convenient Remote Deposit for Business Service. This new product was well received and has enhanced opportunities to acquire new customers and accounts, even in areas where we don't have branches.



Gerald J. Klein, Jr.
President &
Chief Executive Officer


RED
OAK
TRANSPO
NEW YORK
REDOAK77

The Stopplemann family, owners of Red Oak Transportation in White Plains, New York, have seen their company grow from a regional service to a global entity handling over 200 calls a day. When they wanted to streamline business needs, the family went to Mahopac National Bank. The bank consolidated loans and created a custom financial package that helps keep Red Oak business rolling.


Prudential
Serls
Properties
2637

Steven Domber started dealing in real estate part time while still in college. Today, his company, Prudential Serls Prime Properties, is the largest real estate brokerage firm in Dutchess County, with six offices and 250 sales representatives. Mahopac National Bank is his primary bank. Our commercial lenders have an intimate knowledge of his business, making the bank a great partner through good times and bad.

We continue to have success with investment management at Mahopac National Bank. We began to introduce the sophisticated financial planning capabilities of AM&M Financial Services to clients with complex personal and business issues, such as wealth management strategies and business succession planning.

Consistent with our commitment to the community, Mahopac National Bank supported more than 150 local organizations, providing economic, cultural, health and human services programs, while our bankers contributed countless hours of community service. Our commitment to community extends to good banking practices as well. Consistent with our company's values, we have not offered subprime mortgages or any other type of exotic plan that could put our customers and communities at risk.

In Spring 2008, Tompkins Financial will acquire Westchester-based Sleepy Hollow Bancorp, subject to regulatory approval. Sleepy Hollow's five full-service branches and one limited-service facility will be combined into Mahopac National Bank as its new Sleepy Hollow Division. The merger will greatly expand Mahopac National Bank's presence in Westchester, one of the nation's most attractive markets.



John J. Hughes, Jr. Chairman, President and CEO of Sleepy Hollow Bancorp and Gerald J. Klein, Jr., President and CEO of Mahopac National Bank, who will be the CEO of the combined bank



Anne Koplik turned her love of antique jewelry into a thriving enterprise. Inspired by her mother, a former millinery designer, and the need to support her family, Anne started her jewelry business in 1981. Both of Anne's daughters soon joined her, making Anne Koplik Designs a family affair. When the company was looking to relocate to Brewster, New York, the Economic Development Corporation put them in touch with Mahopac National Bank. It was a perfect match. Partnering with the bank has enabled Anne Koplik Designs to continue to grow, and in 2006, her company was honored with the prestigious Forbes Enterprise Awards.

Both Mahopac National Bank and Sleepy Hollow Bank share a common heritage as community banks known for exceptional personal service, local decisions, and a deep commitment to the vitality of our local communities. The combined bank will be unique in this region in offering customers the local focus of a community bank, backed by the diverse financial services capabilities of Tompkins Financial.

Sleepy Hollow Bank has been Dr. Peter J. Zegarelli's primary bank for his dental office, business and home mortgages, and personal accounts since 1981. Sleepy Hollow Bank gives him all these service needs while also providing him with the personal touch of knowing his banker versus the anonymity and turnover of the large financial institutions.




FRANK'S
SHOWROOM
NOW OPEN
347-3983

Frank Cerqueira, of Frank's Home Improvement, began his relationship with Sleepy Hollow Bank five years ago when he was purchasing a building to house his business. On the recommendation of his attorney, this association began with a mortgage and has since developed into a strong financial relationship that includes his personal and business banking.

Tompkins Insurance Agencies, Inc.

Acquisitions continue to be a strong factor for growth at Tompkins Insurance Agencies. The acquisition of Carey McKinney at the end of 2006 established us as the premier agency in the Ithaca market. The Flint Farrell Agency acquisition in Batavia was finalized in fall 2007. This acquisition growth has enlarged our footprint in both Western and Central New York. Additionally, it has increased the number of personal lines customers, which now represents 50% of our insurance revenue.

Customers appreciate the convenience of dealing with experienced banking and insurance professionals under the same roof.

Tompkins Insurance Agencies realized overall substantial revenue growth in 2007. Continued integration of services with sister banks is significant to this growth. Customers appreciate the convenience of dealing with experienced banking and insurance professionals under the same roof. The insurance agency shares a presence with the bank at the Tompkins Financial Center, and at the main office of Tompkins Trust Company. In LeRoy, 2007 culminated with the move of Tompkins Insurance Agencies into an expanded and renovated Bank of Castile office on Main Street.



David S. Boyce
President &
Chief Executive Officer

In 2007, we entered the employee benefits marketplace, which is expected to become a growing revenue source. An experienced benefits professional joined the firm and immediately began serving the needs of employers throughout the region. This valuable service will help businesses with the confusing, complicated world of employee benefits by creating appropriate, cost-effective benefits plans. A full spectrum of benefit services are available through carriers associated with Tompkins Insurance Agencies.

Because problems don't just happen during working hours, we expanded customer service to a 24/7 service. A customer can dial any one of our offices at any time and be connected with a live person who can help start the claims process right away.





Feeling tranquil and stress free about insurance coverage is important to Walter Wiggins, proprietor of La Tourelle Resort, August Moon Spa, and Le Petit Café. Tompkins Insurance Agencies has been providing the luxury resort with a variety of top-of-the-line insurance solutions since their opening in 1986.

Gary Stich, President/CEO, of Oxbo International, feels strongly that having a knowledgeable and skilled account executive is key to the 15 year relationship with Tompkins Insurance. Oxbo develops, manufactures, and supplies specialized agricultural equipment for niche market agribusiness worldwide. Stich praised Tompkins Insurance for their excellent technical advice, superb customer service, and good coverage at a fair price that has kept pace with the growth and changes in Oxbo's demanding business.



The day Joseph Laurie purchased a Tompkins auto insurance policy from an old school chum was like any other day in the life of this self-employed businessman. But, it became vitally important the day his car was hit head-on and he suffered a crushed heel, broken tibia, and ripped shoulder. His Tompkins policy made it possible for him to get back on the road to full recovery.



AM&M Financial Services, Inc.

The market value of AM&M's assets under management was $539.5 million at year end 2007, up 15% from December 2006. New staff was added in all areas of the company in order to support this growth.

We were pleased to announce the creation of a brand new division of AM&M, the Business Owners Services Group. Designed to meet the unique needs of our business-owner clients, this group provides a variety of services ranging from corporate tax accounting and business succession planning to IT consulting and IT support.

As we head into 2008, AM&M is more focused than ever on enhancing the key experiences that our clients get from working with us and our Tompkins affiliates.

Also new for 2007 was the creation of the Business Development Team, responsible for developing new business opportunities for AM&M. This is a dedicated group with a goal to expand into new markets as well as maximize growth in existing markets.

The Strategic Advisory Board, created in 2006 to enhance the customer experience, has been well received. Comprised of a broad mix of business leaders and clients, the board helps us to focus on the development of new products and services that will engender success.

Another major focus continues to be the integration of our services with our Tompkins affiliates. Our presence at the Tompkins Financial Center in Greece has proven to be a great benefit to customers living on the west side of Monroe County. It has also provided important exposure to customers of The Bank of Castile and Tompkins Insurance Agencies. We look forward to continuing to build similar synergistic relationships throughout the corporation.

As we head into 2008, AM&M is more focused than ever on enhancing the key experiences that our clients get from working with us and our Tompkins affiliates. We are empowering AM&M employees to find ways to improve processes, streamline systems and develop new and innovative ways to provide solutions that offer simplicity, serenity and success to our clients.



Thomas J. Rogers
President &
Chief Executive Officer



Dean Williamson, current owner of the stately brick home completed by Louis Peck in 1851, always dreamed that he would live here one day. Peck was Lincoln's Secretary of Education and Honest Abe really did spend time in the home. Historical value notwithstanding, previous owners had stripped the house, and Williamson and his wife invested significant time and money restoring the home to its original glory. A valued AM&M client and a member of AM&M's Strategic Advisory Board, Williamson believes that anyone can achieve a dream with the

Tompkins Investment Services

With assets under management exceeding $1.8 billion, Tompkins Investment Services provides clients with a team of professionals specializing in investment management, trust and estate administration, financial planning, charitable giving and wealth preservation strategies. Our professionals include certified financial planners, lawyers, licensed insurance providers and registered advisors.

In 2007, new and existing clients invested over $140 million in new assets with Tompkins Investment Services. Our investment teams serve customers at every stage of the investment cycle. Utilizing research and guidance from world class money management organizations, our managed investment portfolios are crafted to maximize return while minimizing risk in a tax efficient style. We offer a full range of managed portfolios that include individual stocks and bonds as well as mutual and exchange traded funds. In addition, Tompkins INVEST provides clients who would like to direct their own investments a convenient brokerage service delivered through our local branch offices.

Tompkins Investment Services also serves as the investment manager for the Tompkins Charitable Gift Fund, a money management vehicle that offers clients significant tax benefits in addition to the opportunity to support their favorite charities. Tompkins Charitable Gift Fund provides all the advantages of a private foundation without the expense and recordkeeping. Both donor advised and pooled income funds are available. Clients have placed over $7 million in the Tompkins Charitable Gift Fund since its inception, and many have added it to their estate plans for future contributions.

Tompkins Investment Services provides clients with a team of professionals specializing in investment management, trust and estate administration, financial planning, charitable giving and wealth preservation strategies.



Professors Sherman Cochran and Maria Cristina Garcia teach history at Cornell University. While instructing in their specialties is second nature to the married couple, determining the right course of action for retirement is not. Sherm was ready to consider phased retirement; Maria Cristina plans to continue working full time. They sought guidance from their financial advisor at Tompkins Investment Services, who put together a plan that would guide the couple through the transition and into the future.

Financial Highlights


$1,069
$1,172
$1,271
$1,326
$1,440
03
04
05
06
07

Total Loans
(in millions)


$1,411
$1,561
$1,683
$1,709
$1,721
03
04
05
06
07

Total Deposits
(in millions)


$2.42
$2.56
$2.77
$2.78
$2.70
03
04
05
06
07

Diluted Earnings
(per share in dollars)


$0.92
$0.99
$1.07
$1.15
$1.24
03
04
05
06
07

Cash Dividends
(per share in dollars)

Consolidated Statements of Condition

(in thousands except share and per share data)	As of December 31 2007	2006
ASSETS		
Cash and noninterest bearing balances due from banks	$ 46,705	$ 48,251
Interest bearing balances due from banks	3,154	1,723
Federal funds sold	0	2,200
Trading securities, at fair value	60,135	0
Available-for-sale securities, at fair value	639,148	655,322
Held-to-maturity securities, fair value of $50,297 at December 31, 2007, and $59,606 at December 31, 2006	49,593	59,038
Loans and leases, net of unearned income and deferred costs and fees	1,440,122	1,326,298
Less: Allowance for loan and lease losses	14,607	14,328
Net Loans/Leases	1,425,515	1,311,970
Bank premises and equipment, net	44,811	43,273
Corporate owned life insurance	29,821	25,622
Goodwill	22,894	21,235
Other intangible assets	3,497	4,051
Accrued interest and other assets	34,186	38,152
Total Assets	$2,359,459	$2,210,837
LIABILITIES, MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES, AND SHAREHOLDERS' EQUITY		
Deposits:		
Interest bearing:		
Checking, savings, and money market	$ 741,836	$ 680,844
Time	585,142	669,222
Noninterest bearing	393,848	359,354
Total Deposits	1,720,826	1,709,420
Federal funds purchased and securities sold under agreements to repurchase ($15,553 valued at fair value at December 31, 2007)	195,447	191,490
Other borrowings ($10,795 valued at fair value at December 31, 2007)	210,862	85,941
Other liabilities	33,677	32,914
Total Liabilities	2,160,812	2,019,765
Minority interest in consolidated subsidiaries	1,452	1,452
Shareholders' equity:		
Common stock – par value $0.10 per share: Authorized 15,000,000 shares; Issued: 9,615,430 shares at December 31, 2007, and 9,889,569 shares at December 31, 2006	962	989
Additional paid-in capital	147,657	158,203
Retained earnings	57,255	44,429
Accumulated other comprehensive loss	(6,900)	(12,487)
Treasury stock at cost: 70,896 shares at December 31, 2007, and 64,418 shares at December 31, 2006	(1,779)	(1,514)
Total Shareholders' Equity	$ 197,195	$ 189,620
Total Liabilities, Minority Interest in Consolidated Subsidiaries, and Shareholders' Equity	$2,359,459	$2,210,837

Consolidated Statements of Income

(in thousands except per share data)	Year ended December 31 2007	2006	2005
INTEREST AND DIVIDEND INCOME			
Loans	$97,418	$89,784	$80,617
Due from banks	217	86	89
Federal funds sold	217	15	24
Trading securities	2,762	0	0
Available-for-sale securities	29,773	28,536	23,491
Held-to-maturity securities	2,054	2,620	2,486
Total Interest and Dividend Income	132,441	121,041	106,707
INTEREST EXPENSE			
Deposits:			
Time certificates of deposit of $100,000 or more	14,750	13,350	6,973
Other deposits	30,735	25,215	16,690
Federal funds purchased and securities sold under agreements to repurchase	8,125	5,905	4,852
Other borrowings	4,802	3,714	3,171
Total Interest Expense	58,412	48,184	31,686
Net Interest Income	74,029	72,857	75,021
Less Provision for Loan and Lease Losses	1,529	1,424	2,659
Net Interest Income After Provision for Loan and Lease Losses	72,500	71,433	72,362
NONINTEREST INCOME			
Investment services income	14,446	12,225	5,412
Insurance commissions and fees	11,046	9,444	7,516
Service charges on deposit accounts	10,401	8,054	8,256
Card services income	3,453	2,972	2,645
Other service charges	2,643	2,483	2,961
Mark-to-market gain on trading securities	612	0	0
Mark-to-market loss on liabilities held at fair value	(1,348)	0	0
Gains on sale of loans	159	2,741	238
Gain on sale of merchant card processing relationships	0	0	2,971
Increase in cash surrender value of corporate owned life insurance	1,122	1,111	1,097
Life insurance proceeds	0	685	0
Other operating income	1,131	1,398	1,250
Net gain (loss) on available-for-sale securities	384	15	(1,526)
Total Noninterest Income	44,049	41,128	30,820
NONINTEREST EXPENSES			
Salaries and wages	35,225	33,365	28,306
Pension and other employee benefits	9,986	8,696	7,873
Net occupancy expense of bank premises	6,046	5,068	4,086
Net furniture and fixture expense	3,866	3,733	3,628
Marketing expense	2,284	2,432	2,205
Software licensing and maintenance	2,071	1,938	1,776
Professional fees	3,258	2,099	1,938
Cardholder expense	974	1,219	1,350
Amortization of intangible assets	653	674	593
Other operating expenses	13,693	12,723	10,404
Total Noninterest Expenses	78,056	71,947	62,159
Income Before Income Tax Expense and Minority Interest in Consolidated Subsidiaries	38,493	40,614	41,023
Minority interest in consolidated subsidiaries	131	131	131
Income tax expense	11,991	12,716	13,207
Net Income	$26,371	$27,767	$27,685
Basic earnings per share	$2.72	$2.82	$2.81
Diluted earnings per share	$2.70	$2.78	$2.77

Per share data has been retroactively adjusted to reflect a 10% stock dividend paid on May 15, 2006.

Consolidated Statements of Changes in Shareholders' Equity

(in thousands except share and per share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)	Treasury Stock	Total
BALANCES AT DECEMBER 31, 2006	$989	$158,203	$44,429	$(12,487)	$(1,514)	$189,620
Comprehensive income:						
Net income			26,371			26,371
Other comprehensive income				4,065		4,065
Total Comprehensive Income						30,436
Cash dividends ($1.24 per share)			(12,023)			(12,023)
Exercise of stock options and related tax benefit (34,495 shares, net)	4	658				662
Common stock repurchased and returned to unissued status (332,347 shares)	(33)	(12,881)				(12,914)
Stock issued for purchase acquisition (23,713 shares)	2	699				701
Directors deferred compensation plan (6,478 shares)		265			(265)	0
Cumulative effect adjustment – adoption of SFAS 159			(1,522)	1,522		0
Stock-based compensation expense		713				713
BALANCES AT DECEMBER 31, 2007	$962	$147,657	$57,255	$(6,900)	$(1,779)	$197,195

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Tompkins Financial Corporation,

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of Tompkins Financial Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007 (not presented herein); and in our report dated March 10, 2008, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

Syracuse, New York

March 10, 2008

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is traded under the symbol "TMP" on the American Stock Exchange ("AMEX"). The high and low closing sale prices, which represent actual transactions as quoted on AMEX, of the Company's common stock for each quarterly period in 2007 and 2006 are presented below. The per share dividends paid by the Company in each quarterly period in 2007 and 2006 are also presented below. Cash dividends on Tompkins common stock were paid on the 15th day of February, May, August and November of 2006; and the 15th day of February, May, August and November of 2007.

Market Price & Dividend Information

		Market Price High	Market Price Low	Cash Dividends Paid
See Note 1 below:				
2007	1st Quarter	$46.42	$39.11	$.300
	2nd Quarter	42.75	36.17	.300
	3rd Quarter	43.34	30.60	.320
	4th Quarter	44.21	34.49	.320
2006	1st Quarter	$44.08	$40.18	$.273
	2nd Quarter	44.00	38.10	.273
	3rd Quarter	45.95	41.37	.300
	4th Quarter	50.80	44.00	.300

Note 1 - Per share data has been retroactively adjusted to reflect a 10% stock dividend paid on May 15, 2006.

As of March 1, 2008, there were 2,063 holders of record of the Company's common stock.

Tompkins Financial Corporation Board of Directors


James J. Byrnes
Chairman


Thomas R. Salm
Vice Chairman
Retired Vice President, Business & Administration, Ithaca College


Stephen S. Romaine
President & CEO


James W. Fulmer
Vice Chairman


Russell K. Achzet
Vice Chairman
AM&M Financial Services, Inc.


John E. Alexander
Founder
The CBORD Group, Inc.


Reeder D. Gates
Retired President
R.D. Gates, Ltd.


Carl E. Haynes
President, Tompkins Cortland Community College


James R. Hardie
Vice Chairman
Tompkins Insurance Agencies, Inc.


Elizabeth W. Harrison
Retired President & CEO, Genesee Country Museum


Patricia A. Johnson
Treasurer
Cornell University


Hunter R. Rawlings, III
President Emeritus & Professor of Classics and History,
Cornell University


Michael D. Shay
Former Chairman
Evaporated Metal Films


Michael H. Spain
President
Spain Agency, Inc.


William D. Spain, Jr.
Chairman
Mahopac National Bank
Managing Partner,
Spain & Spain, PC


Craig Yunker
Managing Partner
CY Farms

Tompkins Financial Corporation Leadership Team


Stephen S. Romaine
President & CEO
Tompkins Financial Corporation


Robert B. Bantle
Executive Vice President,
Tompkins Services


David S. Boyce
President & CEO
Tompkins Insurance Agencies, Inc.


Francis M. Fetsko
Executive Vice President, Chief Financial Officer & Treasurer


James W. Fulmer
Vice Chairman
Tompkins Financial,
Chairman, President & CEO, The Bank of Castile


Gregory J. Hartz
President & CEO
Tompkins Trust Company


Gerald J. Klein, Jr.
President & CEO
Mahopac National Bank


Thomas J. Rogers
President & CEO
AM&M Financial Services, Inc.


Kathleen M. Rooney
Executive Vice President & Corporate Marketing Officer

Board of Directors

Tompkins Trust Company Board of Directors

James J. Byrnes
Chairman

Thomas R. Salm
Vice Chairman
Retired Vice President, Business & Administration, Ithaca College

Gregory J. Hartz
President & CEO

John E. Alexander
Founder, The CBORD Group, Inc.

Francis E. Benedict
Retired Executive Vice President, Tompkins Trust Company

Reeder D. Gates
Retired President, R.D. Gates, Ltd.

Carl E. Haynes
President, Tompkins Cortland Community College

Robert T. Horn, Jr.
Physician

Patricia A. Johnson
Treasurer, Cornell University

Hunter R. Rawlings, III
President Emeritus
& Professor of Classics and History, Cornell University

Stephen S. Romaine
President & CEO
Tompkins Financial Corporation

Michael D. Shay
Retired Chairman of the Board
Evaporated Metal Films Corporation

Peggy R. Williams
President, Ithaca College

The Bank of Castile Board of Directors

James W. Fulmer
Chairman,
President & CEO

Robert F. Brass
President, L.R. Brass, Inc.

Joseph G. Bucci
Co-founder & Vice Chairman of American Rock Salt Co., Inc.
Founder & Owner, Bucci Real Estate

Phillip J. Clark
Chairman & CEO,
Clark Patterson Associates

Thomas E. Cushing
Vice President, Secretary-Treasurer
J.O. Cook, Inc.

Elizabeth W. Harrison
Retired President & CEO
Genesee Country Village & Museum

John P. Linfoot
President
Youngs & Linfoot Real Estate

John D. McClurg
President
McClurg Chrysler-Dodge Jeep, Inc. & McClurg Chevrolet-Oldsmobile-Pontiac-Buick, Inc.

Stephen S. Romaine
President & CEO
Tompkins Financial Corporation

Craig Yunker
Managing Partner, CY Farms

Mahopac National Bank Board of Directors

William D. Spain, Jr.
Chairman
Managing Partner,
Spain & Spain, PC

Gerald J. Klein, Jr.
President & CEO

James J. Byrnes
Chairman
Tompkins Financial Corporation

James W. Fulmer
Vice Chairman
Tompkins Financial Corporation

Stephen S. Romaine
President & CEO
Tompkins Financial Corporation

C. Compton Spain
Attorney, Spain & Spain, PC

Michael H. Spain
President, Spain Agency, Inc.

Tompkins Insurance Agencies, Inc. Board of Directors

James W. Fulmer
Chairman
Vice Chairman,
Tompkins Financial Corporation

James R. Hardie
Vice Chairman

David S. Boyce
President & CEO

David J. Cecere
Executive Vice President

Stephen S. Romaine
President & CEO
Tompkins Financial Corporation

Frank Vitagliano, Jr.
Senior Vice President

AM&M Financial Services, Inc. Board of Directors

James W. Fulmer
Chairman
Vice Chairman,
Tompkins Financial Corporation

Russell K. Achzet
Vice Chairman

Thomas J. Rogers
President & CEO

James J. Byrnes
Chairman
Tompkins Financial Corporation

Anthony L. Gugino
Executive Vice President

Stephen S. Romaine
President & CEO
Tompkins Financial Corporation

Senior Officers

Tompkins Trust Company

Gregory J. Hartz
President & Chief Executive Officer

Robert B. Bantle
Executive Vice President
Tompkins Services

Francis M. Fetsko
Executive Vice President
& Chief Financial Officer

Steven E. Bacon
Senior Vice President
Commercial Banking

Paul W. Banfield
Senior Vice President
Commercial Banking

Michelle Benedict-Jones
Senior Vice President
Tompkins Investment Services

Stephen R. Hoyt
Senior Vice President
Commercial/Consumer Services

Richard W. Page
Senior Vice President
Chief Technology Officer

Terry G. Barber
Vice President, Information Technology

Samuel V. Brewer
Vice President, Trust Officer

Glenn A. Cobb
Vice President, Information Technology

Cindy A. Cute
Vice President, Corporate Human Resources

Mary C. Dorman
Vice President, Loan Operations

Anthony D. Franceschelli
Vice President, Community Banking

Kevin P. Harty
Vice President, Finance

Benjamin E. Herrmann
Vice President
Internet & Remote Banking

David K. Kershaw
Vice President, Controller

Susan C. LaLonde
Vice President, Corporate Compliance

Randy C. Lovell
Vice President, Corporate Risk Manager

Christine M. Ludlow
Vice President, Consumer & Residential
Mortgage Underwriting

David L. MacIntyre
Vice President
Brokerage/Insurance Services

Lillian E. Marshall
Vice President, Operations

Gregory H. May
Vice President
Residential Mortgage Lending

Karen E. Parkes
Vice President
Small Business Lending Services

John A. Poli
Vice President, Trust Officer

Ursula H. Russ
Vice President, Marketing Sales Manager

John T. Saunders
Vice President & Treasurer

Helen D. Talty
Vice President
Manager, Community Banking

Philip S. Winn
Vice President, Trust Officer

William D. Winters
Vice President, Trust Officer

Robert J. Bennett
Vice President
Marketing Sales Manager

Jonah L. Broughton
Vice President
Commercial Credit Officer

Kimberley S. Brown
Vice President
Human Resources

Sherri A. Catalano
Vice President
Residential Mortgage Sales Manager
Corporate CRA Officer

Mary L. Conlon
Vice President, Office Manager

Thomas G. Dambra
Vice President, Branch Administration

Thomas H. Felton
Vice President
Commercial Credit Officer

Matthew P. Gaynor
Vice President, Office Manager

Gary L. Gayton
Vice President, Office Manager

Bradley G. James
Vice President, Information Technology

Thomas H. Kishlar
Vice President
Commercial Credit Officer

Gregg C. McAllister
Vice President & Manager, Sales
Communications and Support

Mark A. Merrill
Vice President
Commercial Credit Officer

Tyna S. Slocum
Vice President
Loan Review & Workout Manager

Diane D. Torcello
Vice President, Office Manager

John P. Wheeler
Vice President, Office Manager

Gregory J. Wood
Vice President
Commercial Credit Officer

The Bank of Castile

James W. Fulmer
Chairman, President & Chief Executive Officer

Leslie R. Beardslee
Senior Vice President
Credit Administration Division Manager

David N. DeLaVergne
Senior Vice President
Senior Commercial Credit Officer

Mark E. Barber
Vice President
Small Business Credit Manager

Steven K. Beardsley
Vice President
Commercial Credit Officer

Mahopac National Bank

Gerald J. Klein, Jr.
President & Chief Executive Officer

Kathleen M. Rooney
Executive Vice President
Manager, Marketing Sales &
Service Effectiveness

Brian DaSilva
Senior Vice President
Credit Administration

Rosemary Hyland
Senior Vice President
Manager, Training & Development

John R. Kraus
Senior Vice President
Senior Commercial Loan Officer

Timothy L. Every
Regional Vice President
Commercial Banking

Ronald L. Ferri
Regional Vice President
Commercial Banking

Anthony Palmesi
Regional Vice President
Commercial Banking

Verna M. Belcastro
Vice President
Manager, Client Experience

Noreen B. Brancaccio
Vice President
Corporate Compliance, Due Diligence
& Bank Security Officer

Lisa M. Gariolo
Vice President
Product Manager/Analyst

Charles Hellmich
Vice President
Manager, Sales Effectiveness

Carol L'Heureux
Vice President
Branch Banking Manager

Carol Masi
Vice President, Branch Manager,
Putnam Valley

Lisa L. McPartland
Vice President, Credit Manager

Tompkins Insurance Agencies, Inc.

David S. Boyce
President & Chief Executive Officer

David J. Cecere
Executive Vice President
Personal Insurance

W. David Banfield
Senior Vice President

Frank Smith
Senior Vice President

Frank Vitagliano, Jr.
Senior Vice President

Jason Beachel
Vice President

Gregory C. Knicley
Vice President
Commercial Insurance

Mark J. Kreydt
Vice President

Joseph A. Teresi, Jr.
Vice President

Timothy Spezzano
Vice President

Don H. Herman
Treasurer & Chief Financial Officer

Suzanne Winkelman
Secretary/Operations Manager

AM&M Financial Services, Inc.

Thomas J. Rogers
President & Chief Executive Officer

Anthony L. Gugino
Executive Vice President

Dawn K. Palazzo
Executive Vice President

F. Stephen Wershing, Jr.
President, Ensemble Financial Services, Inc.

Laurie A. Haelen
Senior Vice President
Director of Investment Services

Kevin D. Hyatt
Vice President and Financial Advisor

John C. Lawson
Vice President
Director of Executive Compensation

Francis L. Ostrom
Vice President
Director of Corporate Accounts

Kathryn L. Shirer
Vice President & Senior Financial Planner

H. Jay Watson
Vice President & Senior Financial Planner

H. William Welch
Vice President & Senior Financial Planner

Corporate Information

Corporate Offices

Tompkins Financial Corporation
P.O. Box 460
Ithaca, NY 14851
(607) 273-3210

Website:
www.tompkinsfinancialcorp.com
E-mail:
shareholder@tompkinsfinancialcorp.com

Subsidaries

Tompkins Trust Company
P.O. Box 460
Ithaca, NY 14851
(607) 273-3210
www.tompkinstrust.com

The Bank of Castile
90 Main St.
Batavia, NY 14020
(585) 345-0122
www.bankofcastile.com

Mahopac National Bank
1441 Route 22
Brewster, NY 10509
(845) 278-1000
www.mahopacnationalbank.com

Tompkins Insurance Agencies, Inc.
90 Main St.
Batavia, NY 14020
(585) 344-0833
www.tompkinsins.com

AM&M Financial Services, Inc.
179 Sully's Trail, Suite 200
Pittsford, NY 14534
(585) 248-0050
www.ammfinancial.com

Stock Listing

Tompkins Financial Corporation common stock is traded on the American Stock Exchange under the symbol TMP.

Annual Shareholders Meeting

All Tompkins Financial Corporation shareholders are invited to attend the Annual Meeting on Monday, May 5, 2008 at 5:30 p.m. at the Country Club of Ithaca, 189 Pleasant Grove Rd., Ithaca, New York.

A Shareholders Information Meeting will be held at 5:30 p.m. on Wednesday, May 12, 2008, for our shareholders in the Castile area at Terry Hills Restarant, 5122 Clinton St. Rd., Batavia, New York.

A Shareholders Information Meeting will be held at 6:30 p.m. on Wednesday, May 14, 2008, for our shareholders in the Mahopac area at Sinapi's Ceola Manor, Jefferson Valley, New York.

Tompkins Financial Corporation Corporate Officers

Stephen S. Romaine
President & Chief Executive Officer

James W. Fulmer
Vice Chairman

Robert B. Bantle
Executive Vice President

David S. Boyce
Executive Vice President

Francis M. Fetsko
Executive Vice President,
Chief Financial Officer
& Treasurer

Gregory J. Hartz
Executive Vice President

Gerald J. Klein, Jr.
Executive Vice President

Thomas J. Rogers
Executive Vice President

Kathleen M. Rooney
Executive Vice President
Corporate Marketing Officer

Randy C. Lovell
Vice President & Corporate Risk Manager

Linda M. Carlton
Assistant Vice President
& Corporate Secretary

Shareholder Inquiries

The Tompkins Financial Corporation Dividend Reinvestment & Direct Stock Purchase and Sale Plan is administered by the American Stock Transfer & Trust Company as transfer agent for Tompkins Financial Corporation. It offers a convenient way for shareholders to increase their investment in the Company. The plan enables shareholders to reinvest all or part of their cash dividends or to make optional cash payments, with some restrictions, in order to purchase shares of Tompkins Financial Corporation common stock without incurring charges for brokerage commissions or service charges. Shareholders who are interested in the plan may receive enrollment information and a plan enrollment application by contacting:

American Stock Transfer & Trust Company
Toll-free number: 1-877-573-4008
Internet: www.investpower.com

Mailing address:
American Stock Transfer & Trust Company
Attn: Dividend Reinvestment Department
P.O. Box 922
Wall Street Station
New York, NY 10269-0560

For answers to many of your shareholder questions or to request forms, visit American Stock Transfer & Trust Company's website www.amstock.com or contact:

American Stock Transfer & Trust Company
Shareholder Relations
59 Maiden Lane – Plaza Level
New York, NY 10038

Overnight address:
6210 15th Avenue
Brooklyn, NY 11219

1-800-937-5449 or 1-718-921-8200
E-mail address: info@amstock.com

Also, Tompkins Financial Corporation stock purchase plan enrollment information can be requested and shareholder questions answered by contacting the Company:

Linda M. Carlton
Corporate Secretary
Tompkins Financial Corporation
P.O. Box 460
Ithaca, NY 14851

1-888-503-5753 or 1-607-274-7299
E-mail address:
shareholder@tompkinsfinancialcorp.com

Form 10-K

Copies of the Company's Form 10-K (Annual Report) for 2007, filed with the Securities and Exchange Commission, may be obtained by shareholders, by written request, from Francis M. Fetsko, Executive Vice President and Chief Financial Officer, P.O. Box 460, Ithaca, NY 14851. Copies can also be obtained from our website: www.tompkinsfinancialcorp.com

FSC Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SW-COC-002495
© 1996 Forest Stewardship Council
10%

The savings below are achieved when PC recycled paper is used in place of virgin fiber. This project uses 3,932 lbs of paper which has a postconsumer recycled percentage of 10%.

3.3 trees preserved for the future

9.54 lbs waterborne waste not created

1,403 gallons wastewater flow saved

155 lbs solid waste not generated

306 lbs net greenhouse gases prevented

2,339,540 BTUs energy not consumed

TOMPKINS FINANCIAL

Locally focused. A world of possibilities.℠

www.tompkinsfinancialcorp.com

END